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                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC  20549

                                  FORM 12b-25

Commission File Number:

                          NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q
[ ] Form N-SAR

               For Period Ended:  December 31, 2000
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[ ] Transition Report on Form 10-K        [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F        [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

               For Period Ended:
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Read attached instruction sheet before preparing form.  Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Part III, Items 9, 10, 11 and 12
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant iEntertainment Network, Inc.
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Former name (if applicable):
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Address of principal executive office (street and number)
 124 Quade Drive
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City, state, and zip code   Cary, North Carolina  27513
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                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                   PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          Registrant filed its Annual Report on Form 10-KSB on April 2, 2001, incorporating by reference certain information from its Definitive Proxy Statement that the Registrant intended to file on or before April 30, 2001. However, immediately prior to that date, the Registrant's Board of Directors determined that it was necessary to add an additional proposal requiring shareholder approval to the Proxy Statement. In light of the time and logistics involved in preparing, filing and printing these documents, Registrant was unable to effect the necessary changes to the Definitive Proxy Statement or amend its Form 10-KSB to include the information originally incorporated by reference by the April 30, 2001 deadline. Registrant will file its amended Form 10-KSB on or before May 15, 2001.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:
      James F. Verdonik                (919)                   420-1777
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          (Name)                     (Area Code)          (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [ ] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         iEntertainment Network, Inc.
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                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   April 30, 2001                              By:    /s/ Michael Pearce
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                                                            Michael Pearce

     Instruction. This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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